

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

December 30, 2009

Spiros Sinnis
President and CEO
Prime Estates & Development, Inc.
4709 West Golf Rd., Suite 425
Skokie, Illinois 60076

> **Re:** **Prime Estates & Development, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed December 8, 2009**
> **File No. 333-162597**

Dear Mr. Sinnis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In various places in the registration statement, such as pages 7 and 16, you refer to the fiscal year ended July 31, 2009 with respect to ongoing reporting requirements under Section 15(d) of the Securities Act of 1933. Where appropriate, please revise to refer to the fiscal year ending July 31, 2010.

2. In the first risk factor on page 8 you state that you may need debt financing but in the MD&A section on page 24 you state that it is not your plan to use any type of debt financing. Please revise throughout the registration statement to clarify your plans with respect to incurring debt to finance your ongoing operations. In addition, please clarify, if true, that if you do not secure debt or other financing, you will not be able to implement your business plan and investors could lose their entire investment.

3. We note your statement on page 7 that you will continue as a "voluntary" reporting company. Please revise to clarify that once your registration statement goes effective you will be a reporting company.

Risk Factors, page 8

"It may be difficult for stockholders to enforce any judgment obtained…," page 15

4. We continue to believe that you should identify the directors and officers that are nationals or residents of Greece. In addition, please identify on page 14 your officers, directors and majority shareholders who are the beneficial owners of approximately 97.6% of your outstanding voting securities and their respective holdings. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview and Outlook, page 22

5. You disclose that you intend to acquire and operate commercial real estate and real estate related assets on an opportunistic basis and will focus on acquiring commercial properties with significant possibilities for short-term capital appreciation, those located in markets and submarkets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. You also disclose that it is your policy to acquire real estate primarily for possible capital gain as well as for income. Additionally, please provide detailed disclosure about how you intend to make money to sustain your ongoing operations. For example, please explain how your business model will generate ongoing cash flow to fund current operations and finance future real estate investments.

6. We note your response to comment 16 and continue to believe that you should describe your officers and directors specific experience investing in real estate, including the types of properties, the locations of such properties and whether such properties were developed, held for investment or sold. Please revise your General Information as to Registrant section to include this information. To the extent that your officers and directors have no specific experience investing in real estate, please so state and add a risk factor to your Risk Factors section to discuss this.

Plan of Operation, page 23

7. Please explain what it means to be "completely operational" by the fourth quarter of 2010.

8. Please revise to state that the expenses of this offering will be covered in part by the proceeds raised in your recent unregistered offerings as you will receive no proceeds from this offering. Please disclose the basis for your statement that you believe that as soon as you have a ticker you will be able to issue additional equity and raise $10,000,000 by the end of April 2010.

9. We note your response to comment 18 and the revised disclosure. We further note your disclosure on page 4 that, although you have reviewed the real estate market in the countries in which you intend to acquire properties, you have no contract, agreement or commitment to acquire any property as of the date of the prospectus. Please tell us whether you intend to acquire or perform additional due diligence on any of the 34 properties that you have previously reviewed and clarify what you mean by "reviewed."

Liquidity and Capital Resources, page 25

10. Please identify the director who has "orally committed" to loan the company up to $30,000 and provide additional details regarding the terms of this loan. Please also explain why this loan is only an oral commitment as opposed to a written guarantee of financing and disclose any risks associated with your director not honoring this commitment.

General Information as to Registrant, page 25

11. Please provide the disclosure called for by Item 24 of Form S-11.

Investment Policies, page 29

12. Please revise to provide the disclosure called for by Item 12(d) of Form S-11.

United States Federal Income Tax Considerations, page 30

    13. Please provide the disclosure called for by Item 16(a) of Form S-11.

Certain Relationships and Related Transactions, page 36

    14. We note your response to comment 20 and the revised disclosure. We continue to believe that you should state the name of each promoter. Please revise accordingly and clarify what you mean by "[o]ur officers and directors may also receive compensation for services as management in the future." For example, please clarify at what point in the future your officers and directors may receive compensation and under what circumstances.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.
        Via Facsimile: (813) 832-5284